[LOGO OF AXA EQUITABLE]                            Darin Smith
                                                   Lead Director and
1290 Avenue of the Americas                        Associate General Counsel
New York, NY 10104                                 (tele no.) (319) 573-2676

December 14, 2016

VIA EDGAR
Elisabeth Bentzinger, Esq.
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Mail Stop 8629
Washington, DC 20549-8629

RE: AXA Equitable Life Insurance Company
    Correspondence filing related to POS AM filing for Structured Capital Strategies(R) 16 on Form S-3
    File No.: 333-210273

Dear Ms. Bentzinger:

This letter responds to oral comments you provided with respect to the above referenced filing of AXA Equitable Life Insurance Company (the "Company"). For your convenience, I have restated those comments below, and followed each comment with the Company's response.

1. Please explain supplementally how you will update the N-4 filing in response to these changes.

Response: The Company will file a copy of the prospectus supplement via Rule
497.

2. Please include the customer service telephone number in the prospectus supplement.

Response: The disclosure has been revised as requested. See the introductory paragraph.

3. Please include the discussion of foreign securities risk from the prospectus in the prospectus supplement.

Response: The disclosure has been revised as requested. See numbered paragraph 3.

4. Please identify where you disclose which Segment Types are available for each Class.

Response: The disclosure was revised to identify which Segment Types, if any, were not available for each Class. See numbered paragraph 4.

5. Please specifically incorporate by reference in the prospectus supplement any current reports filed on Form 8-K.

Response: The disclosure has been revised as requested. See numbered paragraph 6.

6. Please explain supplementally why you are not filing contract exhibits.

Response: The Company is not filing contract exhibits because the relevant portions of the contract are bracketed.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact me at (319) 573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
--------------------------
Darin Smith

AXA Equitable Life Insurance Company


SUPPLEMENT DATED DECEMBER 23, 2016 TO THE CURRENT PROSPECTUS FOR STRUCTURED CAPITAL STRATEGIES(R) 16 DATED MAY 1, 2016

--------------------------------------------------------------------------------

This Supplement modifies certain information in the above-referenced Prospectus (the "Prospectus") offered by AXA Equitable Life Insurance Company ("AXA Equitable"). You should read this Supplement in conjunction with your Prospectus and retain it for future reference. This Supplement incorporates the Prospectus by reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center at 877-899-3743.


The purpose of this Supplement is to provide you with information regarding a new Index and two new Segment Types:

   NEW INDEX:

   The iShares(R) MSCI EAFE ETF is being added as a new Index.

   NEW ANNUAL LOCK SEGMENT TYPES:


   The Russell 2000(R) Price Return Index Annual Lock/5 year annual lock/-10% and iShares(R) MSCI EAFE ETF Annual Lock/5 year annual lock/-10% are being added as new Segment Types offered under Series B contracts.


Please note the following changes to the Prospectus:


1. THE FOLLOWING HEREBY REPLACES THE CORRESPONDING CHART IN "WHAT IS STRUCTURED CAPITAL STRATEGIES(R) 16?":


   We currently offer the Structured Investment Option using the following indices:

   INDICES

   -----------------------------------------------------------------------------

      .  S&P 500 Price Return Index

      .  Russell 2000(R) Price Return Index

      .  MSCI EAFE Price Return Index

      .  NASDAQ-100 Price Return Index

      .  MSCI Emerging Markets Price Return Index



      .  iShares(R) Dow Jones U.S. Real Estate Index Fund

      .  Financial Select Sector SPDR(R) Fund

      .  Energy Select Sector SPDR(R) Fund

      .  SPDR(R) Gold Shares

      .  iShares(R) MSCI EAFE ETF

   -----------------------------------------------------------------------------


2. THE FOLLOWING HEREBY AMENDS THE CORRESPONDING BULLET POINTS IN "STRUCTURED CAPITAL STRATEGIES(R) AT A GLANCE -- KEY FEATURES -- STRUCTURED INVESTMENT OPTION":


  . We currently offer a total of 30 Segment Types, of which 30 are offered under Series B contracts and 20 are offered under Series C and Series ADV contracts.

  . An "Index" is used to determine the Segment Rate of Return for a Segment. We currently offer Segment Types based on the performance of (1) securities indices and (2) exchange-traded funds. In the future, we may offer Segment Types based on other types of Indices. The Indices are as follows:


      -- S&P 500 Price Return Index;

      -- Russell 2000(R) Price Return Index;

      -- MSCI EAFE Price Return Index;

      -- NASDAQ-100 Price Return Index;

      -- MSCI Emerging Markets Price Return Index;



      -- iShares(R) Dow Jones U.S. Real Estate Index Fund;


      -- Financial Select Sector SPDR(R) Fund;


      -- Energy Select Sector SPDR(R) Fund;

      -- SPDR(R) Gold Shares; and

      -- iShares(R) MSCI EAFE ETF.

3. THE FOLLOWING HEREBY SUPPLEMENTS THE INFORMATION IN "RISK FACTORS":

  . If you invest in a Segment that provides performance tied to the performance of the iShares(R) MSCI EAFE ETF, you should consider the following:

      -- The performance of the iShares(R) MSCI EAFE ETF may not replicate the performance of, and may underperform the MSCI EAFE Index (the "underlying index"). The price of the iShares(R) MSCI EAFE ETF will reflect expenses and fees that will reduce its relative performance. Moreover, it is also possible that the iShares(R) MSCI EAFE ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. Because the return on your Segment Investment (subject to the Performance Cap and downside Segment Buffer protection) is linked to the performance of the iShares(R) MSCI EAFE ETF and not the underlying index, the return on your Segment Investment may be less than that of an alternative investment linked directly to the underlying index or the components of the underlying index.

                   IM-15-16 (11/16)                         Cat #155829 (11/16)
                   SCS16/NB                                             #274424

      -- The investment objective and strategies of the iShares(R) MSCI EAFE
         ETF are potentially subject to change.


      -- The iShares(R) MSCI EAFE ETF invests in foreign securities. Foreign securities involve risks not associated with U.S. securities. Foreign markets may be less liquid, more volatile and subject to less government supervision than domestic markets. Differences between U.S. and foreign legal, political and economic systems, regulatory regimes and market practices also may impact security values. There are greater risks involved with investments linked to emerging market countries and/or their securities markets. Investments in these countries and/or markets may present market, credit, currency, liquidity, legal, political, technical and other risks different from, or greater than, the risks of investing in developed countries.

4. THE FOLLOWING HEREBY AMENDS THE CORRESPONDING SECTIONS IN "CONTRACT FEATURES AND BENEFITS -- STRUCTURED INVESTMENT OPTION":


   SEGMENT TYPES

   You can invest in Standard Segment Types, Annual Lock Segment Types and Choice Segment Types. We currently offer a total of 30 Segment Types, of which 30 are offered under Series B contracts and 20 are offered under Series C and Series ADV contracts. Not all Segment Types (or Segments) are available for each Series. We are not obligated to offer any one particular Segment Type. Also, we are not obligated to offer any Segment Types. Each investment in a Segment Type that starts on a particular Segment Start Date is referred to as a Segment.


   The following chart lists the current Standard Segment Types:



--------------------------------------------------------------------------------------------
            INDEX                    SEGMENT DURATION                 ANNUAL BUFFER
--------------------------------------------------------------------------------------------
S&P 500 Price Return Index                1 year                          -10%
--------------------------------------------------------------------------------------------
Russell 2000(R) Price Return              1 year                          -10%
Index
--------------------------------------------------------------------------------------------
MSCI EAFE Price Return Index              1 year                          -10%
--------------------------------------------------------------------------------------------
NASDAQ-100 Price Return Index             1 year                          -10%
--------------------------------------------------------------------------------------------
MSCI Emerging Markets Price               1 year                          -10%
Return Index
--------------------------------------------------------------------------------------------
iShares(R) Dow Jones U.S.                 1 year                          -10%
Real Estate Index Fund
--------------------------------------------------------------------------------------------
Financial Select Sector                   1 year                          -10%
SPDR(R) Fund
--------------------------------------------------------------------------------------------
Energy Select Sector SPDR(R)              1 year                          -10%
Fund
--------------------------------------------------------------------------------------------
SPDR(R) Gold Shares                       1 year                          -10%
--------------------------------------------------------------------------------------------
S&P 500 Price Return Index                3 year                       -10%; -20%
--------------------------------------------------------------------------------------------
Russell 2000(R) Price Return              3 year                       -10%; -20%
Index
--------------------------------------------------------------------------------------------
MSCI EAFE Price Return Index              3 year                          -10%
--------------------------------------------------------------------------------------------
S&P 500 Price Return Index                5 year                    -10%; -20%; -30%
--------------------------------------------------------------------------------------------
Russell 2000(R) Price Return              5 year                    -10%; -20%; -30%
Index
--------------------------------------------------------------------------------------------
MSCI EAFE Price Return Index*             5 year                          -10%
--------------------------------------------------------------------------------------------


   *  Not available for Series C and Series ADV.

   The following chart lists the current Annual Lock Segment Types:



----------------------------------------------------------------------------
            INDEX                    SEGMENT DURATION         ANNUAL BUFFER
----------------------------------------------------------------------------
S&P 500 Price Return Index                5 year                  -10%
Annual Lock*
----------------------------------------------------------------------------
Russell 2000(R) Price Return              5 year                  -10%
Index Annual Lock*
----------------------------------------------------------------------------
iShares(R) MSCI EAFE ETF                  5 year                  -10%
Annual Lock*
----------------------------------------------------------------------------


   *  Not available for Series C and Series ADV.



   The following chart lists the current Choice Segment Types:



--------------------------------------------------------------------------------------------
            INDEX                    SEGMENT DURATION                 ANNUAL BUFFER
--------------------------------------------------------------------------------------------
Choice S&P 500 Price Return               5 year                    -10%; -15%; -25%
Index*
--------------------------------------------------------------------------------------------
Choice Russell 2000(R) Price              5 year                    -10%; -15%; -25%
Return Index*
--------------------------------------------------------------------------------------------


   *  Not available for Series C and Series ADV.

5. THE FOLLOWING HEREBY SUPPLEMENTS THE INFORMATION IN "CONTRACT FEATURES AND BENEFITS -- STRUCTURED INVESTMENT OPTION -- INDICES -- EXCHANGE-TRADED FUNDS":


   ISHARES(R) MSCI EAFE ETF. The iShares(R) MSCI EAFE ETF seeks investment results that correspond generally to the performance of the MSCI EAFE Index, which is the underlying index. The underlying index is composed of large and mid-capitalization developed market equities, including Europe, Australasia and the Far East and excluding the United States and Canada. The iShares(R) MSCI EAFE ETF is an exchange-traded fund. The performance of the iShares(R) MSCI EAFE ETF may not replicate the performance of, and may underperform the underlying index. The price of the iShares(R) MSCI EAFE ETF will reflect expenses and fees that will reduce its relative performance. Moreover, it is also possible that the iShares(R) MSCI EAFE ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. Because the return on your Segment Investment (subject to the Performance Cap and downside Segment Buffer protection) is linked to the performance of the iShares(R) MSCI EAFE ETF and not the underlying index, the return on your Segment Investment may be less than that of an alternative investment linked directly to the underlying index or the components of the underlying index. The investment performance of the iShares(R) MSCI EAFE ETF Segment is only based on the closing share price of the Index Fund. The iShares(R) MSCI EAFE ETF Segment does not include dividends and other distributions declared by the Index Fund.



6. THE FOLLOWING HEREBY AMENDS THE CORRESPONDING SECTIONS IN "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE":

   Our Annual Report on Form 10-K for the period ended December 31, 2015, our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016, and our current reports on Form 8-K dated May 19, 2016, May 27, 2016, June 21, 2016 and September 21, 2016
   are considered to be part of this Prospectus because they are incorporated by reference.


Structured Capital Strategies(R) is issued by and is a registered service mark of AXA Equitable Life Insurance Company (AXA Equitable). Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC.
               1290 Avenue of the Americas, New York, NY 10104.

   Copyright 2016 AXA Equitable Life Insurance Company. All rights reserved.

                     AXA Equitable Life Insurance Company
                1290 Avenue of the Americas, New York, NY 10104
                                (212) 554-1234

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